EXHIBIT 23.2

Andrew Gourlay
Consulting Geologist
RR#1 Q-a59
Bowen Island BC

CONSENT of AUTHOR

To: United States Securities and Exchange Commission (the “SEC”)

I, Andrew Gourlay P. Geol, do hereby consent to the filing, with the regulatory authorities referred to above, of the report entitled “Independent Review of the Coates Lake Copper Deposit” (the “Report”) and to the written disclosures of the Report and of extracts from or a summary of the Report in any written disclosure of Lumina Copper Corp. (formerly First Trimark Ventures Inc). and CRS Copper Resources Corp. being filed with the SEC.

I also certify that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from the Report or that the written disclosure of Lumina Copper Corp. and CRS Copper Resources Corp. contains any misrepresentation of the information contained in the Report.

Dated this 15th day of May, 2003.

/s/ Andrew Gourlay
Andrew Gourlay